Cabrera Capital Markets, LLC
Notes to Financial Statement

Note 1.   Nature of Business and Significant Accounting Policies (concluded)

appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

Trading Gains and Losses: The Company operates as a principal in transactions for the purchase and sale of debt securities on the secondary market. Gains or losses from principal trading are recorded in trading gains, net on the trade date (the date on which the principal position is closed out with the opposing buy or sell transaction).

Translation of foreign currencies: Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates. Income and expense items are translated at the exchange rate on the date of the respective transaction. Gains and losses from foreign currency translation are recorded in trading gains, net.

Income taxes: Under the provisions of the Internal Revenue Code, the Company is treated as a partnership and, accordingly, is not subject to federal income taxes. Instead, members are liable for federal income taxes on their respective shares of taxable income.

Recent Accounting Pronouncements: In February 2016, the FASB issued Accounting Standards Update (ASU) 2016-02, Leases (Topic 842) to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Certain qualitative and quantitative disclosures are required, as well as a retrospective recognition and measurement of impacted leases. The Company adopted this standard effective January 1, 2019.

Note 2.   Receivable from Clearing Broker

At December 31, 2019, receivable from clearing broker is comprised of the following:

	Receivable
Cash	$4,440,995
Guarantee deposit	500,599
	$4,941,594

Note 3.   Assets and Liabilities Reported at Fair Value

As described in Note 1, the Company records its investments at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices for identical assets or liabilities in active markets that the Company can access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined with models or other valuation methodologies.

Level 3. Inputs that are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance

Note 3.   Assets and Liabilities Reported at Fair Value (concluded)

of a input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

Investments in securities traded on a national securities exchange, or reported on the NASDAQ national market, are stated at the last reported sales price on the day of valuations. State and municipal government obligations are stated at fair value based on third-party dealer quotes. These financial instruments are classified as Level 2 in the fair value hierarchy.

The Company assesses the levels of assets and liabilities measured at fair value at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer. There were no transfers among Levels 1, 2, and 3 during the year ended December 31, 2019.

The Company had no Level 1, 2, or 3 assets or liabilities as of December 31, 2019.

Substantially all the Company's other assets and liabilities, except for furniture, equipment and leasehold improvements, are considered financial instruments and are either already at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

Note 4.   Furniture, Equipment and Leasehold Improvements

At December 31, 2019, furniture, equipment and leasehold improvements consist of:

Furniture and fixtures	$ 1,362
Computer software	79,173
Computer hardware	24,900
	105,435
Accumulated depreciation and amortization	(48,742)
	$ 56,693

Note 5.   Liabilities Subordinated to Claims of General Creditors

The Company had a subordinated loan agreement with the A.R. Tony and Maria J. Sanchez Family Foundation for $225,000 at a stated annual interest rate of 9 percent and due April 29, 2019. On April 29, 2019, the Company retired this loan agreement by making a principal payment of $225,000 and a final interest payment of $1,609.

The Company entered into a subordinated loan agreement with Rustic Canyon Fontis Partners, LP for $1,000,000. In November 2017, this subordinated loan was assumed by RCF-Cabrera Holdings, Inc., and the maturity date was amended to mature on November 30, 2022 at an interest rate of 5 percent.

In 2018, the Company entered into a subordinated loan agreement with Badal Shah for $2,000,000 at a stated annual interest rate of 8 percent which was scheduled to mature on April 1, 2019. In April 2019, the loan was automatically extended for one year to April 1, 2020.

In 2019, the Company entered into a subordinated loan agreement with Badal Shah for $1,500,000 at a stated annual interest rate of 8 percent which was scheduled to mature on May 31, 2022.

On December 27, 2018, the Company entered a temporary subordinated loan agreement (TSL) with Badal Shah. The agreement was entered into in December in the amounts of $1,500,000. In accordance with the regulatory requirements, such TSLs cannot be outstanding for more than forty-five days and entered not more than three times during a twelve-month period. This agreement carries a five percent

Note 5.   Liabilities Subordinated to Claims of General Creditors (concluded)

interest rate and matured on February 11, 2019. On February 11, 2019, the Company retired this loan agreement by making a principal payment of $1,500,000 and a final interest payment of $9,452.

On December 29, 2019, the Company entered a temporary subordinated loan agreement ("TSL") with Cabrera Capital, Inc. for $200,000. This agreement carries a 12 percent interest rate. The TSL in the amount of $200,000 matures on February 13, 2020. On February 13, 2020, the Company made a principal payment of $200,000 and an interest payment of $2,951 retiring the loan.

In accordance with the regulatory requirements, such TSLs cannot be outstanding for more than forty-five days and entered not more than three times during a twelve-month period.

The subordinated borrowings are available in computing net capital. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 6.   Members' Equity

Members' equity consists of five classes of members, Common Unit Holders, Series A Preferred Unit Holders, Series B Preferred Unit Holders and Series C Preferred Unit Holders. In 2018, Series D Preferred Units have been redeemed.

Under the terms of the operating agreement, each Series A Preferred Unit Holder is entitled to an 8% cumulative annual return on the amount of such Series A Preferred Unit Holder's Adjusted Capital Contribution, as defined. The Company does not owe any cumulative annual return to the Series A Preferred Unit Holder as of December 31, 2019.

On October 2, 2012, the Company amended its operating agreement and also entered into a Redemption and Release Agreement that contemplates the repurchase of an amount of Series A Preferred Units. The amended operating agreement authorized the creation of the Series B Preferred Units under which the Company was raising capital. Terms of the Series B Preferred Units include an 8% cumulative annual return (compounded annually) on the amount of such Series B Preferred Unit Holder's Adjusted Capital Contribution, as defined, from the dates such Series B Preferred Unit Holders Capital Contributions were contributed to the Company to the date as of which such calculation is being made. During the year ended December 31, 2013, the Company raised $1,100,000 of Series B Preferred Units. An amount of capital raised under the Series B Units was intended to be used to redeem the Series A Preferred Units at an amount equal to $2,250,000. The redemption of the Series A Preferred Units was contingent upon sufficient Series B Unit capital being raised. Upon the redemption of the Series A Preferred Units, the provisions of the Company's amended operating agreement will be effective. As of December 31, 2019, the Company has not raised enough capital to redeem the Series A Preferred Units. As of December 31, 2019, the total amount of preferred return due to the Series B Preferred Unit Holders amounted to $1,827,596.

On July 31, 2014, the Company amended its operating agreement authorizing the issuance of Series C Preferred Units in the amount of $885,480. Terms of the Series C Preferred Unit include a 12% cumulative, annual return (compounded annually) on the amount of such Unit Holder's Adjusted Capital Contribution, as defined, from the date such contribution was contributed to Company to the date as of which such calculation is made. During the year ended December 31, 2015, the Company raised $2,665,870 under the Series C terms and conditions. As of December 31, 2019, the total amount of preferred return due to the Series C Unit Holders amounts to $2,855,899.

Note 6.   Members' Equity (concluded)

In accordance with the terms of this amendment to the operating agreement, the previous operating agreement is amended to provide for distributions as follows:

- First, 100% to the Series C Preferred Unit Holders until the Series C Preferred Unit Holders have received distributions equal to 50% of the Series C Unit Holders accrued but unpaid Series C Preferred Return as of the record date of such distribution;
- Second, 100% to the Series C Preferred Unit Holders until the Series C Preferred Unit Holders' Adjusted Capital Contribution is reduced to $225,000.
- Third, on a pari passu and pro rata basis to (i) the Series B Preferred Unit Holders in proportion to their accrued but unpaid Preferred Return as of the record date of such distribution and (ii) to the Series C Preferred Unit Holder until each Series B Preferred Unit Holder has received distributions equal to such Series B Preferred Unit Holder's accrued but unpaid Preferred Return as of the record date of such distribution and the Series C Preferred Unit Holder has received the remaining 50% of its accrued but unpaid Series C Preferred Return due as of the record date of such distribution.
- Forth, 100% to the Series A Preferred Unit Holders pro rata based on each Series A Preferred Unit Holder's Adjusted Capital Contribution until it is reduced to zero.
- Fifth, 100% on a pari passu and pro rata basis to (i) to the Series B Preferred Unit Holders pro rata based on each Series B Preferred Unit Holder's Adjusted Capital Contribution, until each Series B Preferred Unit Holder's Adjusted Capital is reduced to zero and (ii) to the Series C Preferred Unit Holders until the Series C Preferred Unit Holder's Adjusted Capital Contribution is reduced to zero.
- Thereafter, to the holders of Series A Preferred Units and Common Units pro rata based on each Unit Holder's Company Percentage Interest as of the record date to make such distribution.

Note 7.   Related-Party Transactions

At December 31, 2019, receivables from affiliates consists of amounts due from Cabrera Capital Partners, LLC an entity affiliated through common ownership, and Cabrera Capital, Inc., a member of the Company. The amount due represents certain organization and operating expenses paid by the Company on behalf of Cabrera Capital Partners, LLC and Cabrera Capital Inc. The Company has not recorded a valuation allowance for this receivable. The Cabrera Capital Partners, LLC receivable is unsecured, non-interest bearing, and has no maturity date. The Cabrera Capital Inc. receivable is secured by the personal guarantee of its shareholders, non-interest bearing, and has no maturity date. The value of the receivable may be subject to change in the future.

Cabrera Capital Partners, LLC	$ 2,403,659
Cabrera Capital Inc.	1,339,384
Officer	45,000
	$ 3,788,043

Note 8.   Benefit Plan

The Company maintains a defined contribution and profit-sharing plan for qualified employees. The Company may elect to make discretionary profit-sharing contributions based upon pro rata compensation of all benefiting participants

Note 9.   Commitments, Contingencies and Indemnifications

In the normal course of business, the Company enters delayed delivery and underwriting commitments. Transactions relating to such commitments that were open as of December 31, 2019, and were subsequently settled, had no material effect on the financial statements as of that date.

Note 9.   Commitments, Contingencies and Indemnifications (concluded)

In the ordinary course of business, the Company may be subject to various claims, litigation, regulatory and arbitration matters. The company has strong defenses and intends to vigorously defend itself against any and all claims asserted and in the opinion of management, the resolution of these matters will not have a material effect on the financial positions of the Company.

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these agreements and has not recorded a contingent liability in the financial statements for these indemnifications.

In the normal course of business, the Company enters contracts that contain a variety of representations and warranties that provide indemnification under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligations under these indemnifications to be remote.

On April 1, 2018, the Company entered into a Marketing Service Agreement (Agreement) with Rose M. Gonzales. The company will pay $30,000 per year for the term of the Agreement. The Agreement will terminate on March 31, 2028.

Note 10.   Lease Agreements

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in several non-cancelable operating leases, for office space, computers and other office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term. These leases generally contain renewal options for periods ranging from two to five years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

The Company has elected, for underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

Cabrera Capital Markets, LLC
Notes to Financial Statement

Note 10.   Lease Agreements (concluded)

The Company made an accounting policy election by class of underlying asset, for computers and other office equipment, to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component.

Amounts reported in the balance sheet as of December 31, 2019

Operating lease ROU assets	$	489,957
Operating lease liabilities	$	524,818

Supplemental cash flow information

Cash paid for amounts included in measurements of lease liabilities: Operating cash flow from operating leases	$	351,724
ROU assets obtained in exchange for lease obligations: Operating leases	$	797,319
Reductions to ROU assets resulting from reductions to lease obligations: Operating leases	$	(307,362)
Weighted average remaining lease term: Operating leases		1.50
Weighted average discount rate: Operating leases		4.235%

Maturities of lease liabilities under non-cancellable operating leases as of December 31, 2019

2020	$	324,504
2021		218,653
2022		1,740
Total undiscounted lease payments		544,897
Less imputed interest		20,079
Total lease liability	$	524,818

In connection with various leases, the Company has delivered an irrevocable letter of credit to its Chicago landlord totally $24,000. This letter of credit, which expires on August 31, 2020, is collateralized by the Company's certificate of deposit. The letter of credit automatically renews for periods of one year not to exceed the expiration of the corresponding lease unless the Company makes notification that they elect not to renew the letter of credit.

Cabrera Capital Markets, LLC
Notes to Financial Statement

Note 11.   Off-Balance-Sheet Risk and Concentration of Credit Risk

Market risk: The Company buys from and sells to customers fixed income securities primarily on a principal basis, and, from time to time, may be exposed to market risk. This risk is generally controlled by monitoring the market and entering offsetting positions when appropriate.

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a few factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify, or offset market risk associated with other transactions and accordingly, serves to decrease the

Company's overall exposure to market risk. The Company attempts to control its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

In addition, the Company sells securities it does not currently own and will, therefore, be obligated to purchase such securities at a future date.

Customer activities: In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various securities transactions. As such, the Company guarantees to the respective brokers its customers' performance under these contracts. The Company could be exposed to off-balance-sheet risk should either the customer or the broker fails to fulfil its contracted obligation, and the Company must purchase or sell the financial instrument underlying the contract at a loss.

Credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty non-performance is limited to the current cost to replace all contracts in which the Company has a gain.

Concentration of credit risk: The Company has entered into an agreement with another broker-dealer that will execute and clear securities transactions for the Company on a fully disclosed basis. As of December 31, 2019, the Company has $500,599 on deposit with the clearing broker-dealer as collateral for the Company's performance under the agreements.

Additionally, the Company enters various transactions with broker-dealers and other financial institutions. In the event these counterparties do not fulfil their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. The Company also maintains deposit accounts at a bank that at times exceed federally insured limits. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Note 12.   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (15c3-1), which requires the Company to maintain "net capital" equivalent to $250,000 or 6-2/3 percent of "aggregate indebtedness," whichever is greater, and a ratio of "aggregate indebtedness" to "net capital" less than 15 to 1, as these terms are defined. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company's net capital of $5,961,042 which was $5,711,042 in excess of its required net capital of $250,000. The Company's net capital ratio was 0.1041 to 1.

Note 13.   Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued**.**